FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Ventures Announces Appointment of New President

October 18th, 2005, Vancouver, BC.   Freegold Ventures Limited (“Freegold”) reports that Mr. Steve Manz has been appointed as President and CEO of the company.

Mr. Manz holds a B.A.Sc. in Geological Engineering as well as an MBA.  Over the past 17 years, Mr. Manz has been directly involved in the securing of over $700 million of debt and equity financing for junior and mid-tier resource companies, and has been instrumental in the creation and refinancing of several North American gold producers.

Mr. Manz was the principal financial officer of Royal Oak Mines during its inception.  In this capacity, Mr. Manz was directly involved in the acquisition, merger, financing and financial turnaround of several distressed Canadian gold mines which resulted in Royal Oak being a debt-free, cash-flow-positive 300,000 oz/year gold producer at the time of his departure.  Subsequently, Mr. Manz became the President and Chief Financial Officer of Atlas Corporation, a NYSE listed gold and industrial minerals company.  While with Atlas, Mr. Manz raised US $66 million, which allowed the company to recommence mining at its 50,000 oz/year Nevada gold mine, and funded the acquisition and development of additional mining assets in Nevada and Oregon.  Mr. Manz also served as Vice President of Gerald Metals, one of the world’s largest metal merchanting companies, where he was responsible for the refining and purchasing of precious metals, the design and implementation of commodity and currency hedging programs, and the arrangement of and participation in project, working capital and bridge loans for mining projects throughout the world.

Harry Barr, Chairman stated, "We are pleased to have Steve join the Freegold management team.  Steve has a strong track record financing and developing gold projects, and his expertise will be invaluable in the further development of our existing projects, and in the implementation of a strong growth through acquisition strategy."

The foregoing appointment is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

On behalf of the Board of Directors Harry Barr, Chairman	For further information: Investor Relations: 1.800.667.1870 2303 West 41st Avenue, Vancouver, BC www.freegoldventures.com

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission